UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-12907

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

KNOLL RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KNOLL, INC

1235 Water Street

East Greenville, PA 18041

Knoll Retirement Savings Plan

Financial Statements and Supplementary Schedule

Years ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

Knoll Retirement Plans Administration Committee

Knoll Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Knoll Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended and the supplementary schedule as of December 31, 2008. These financial statements and supplementary schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Beard Miller Company LLP

Reading, Pennsylvania

June 23, 2009

Knoll Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Assets
Investments, at fair value	$182,793,768	$232,616,896
Employer contribution receivable	621,432	616,460

Net assets available for benefits at fair value	183,415,200	233,233,356

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,200,483	1,091,179

Net assets available for benefits	$189,615,683	$234,324,535

See notes to financial statements

Knoll Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2008	2007
Additions:
Investment income (loss):

Interest and dividends	$7,826,862	$15,297,989
Net depreciation in fair value of investments	(56,970,172)	(2,425,678)

	(49,143,310)	12,872,311

Contributions:

Participants	11,565,361	11,186,809
Rollovers	519,241	1,103,310
Employer	3,666,250	3,485,418

	15,750,852	15,775,537

Deductions:

Benefits paid to participants	(11,312,855)	(16,801,589)
Administrative expenses	(3,539)	(5,513)

Net (decrease) increase	(44,708,852)	11,840,746
Net assets available for benefits:

Beginning of year	234,324,535	222,483,789

End of year	$189,615,683	$234,324,535

See notes to financial statements

Knoll Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

1. Description of Plan

The following description of the Knoll Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from the Knoll Retirement Plans Administration Committee.

General

The Plan is a defined contribution plan covering all U.S. employees of Knoll, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective June 29, 2007 the Plan was amended to provide for Roth and Roth Catch-Up contributions by participants. These contributions are also available for hardship and age 59 1/2 withdrawals.

On October 1, 2007, Edelman Leather was acquired by Knoll and became a participating Employer of the Plan. Employees who continued in employment became immediately eligible to participate in the Plan including recognition of their prior service with Edelman Leather.

Contributions

Participants can elect to contribute up to 50% of their compensation, as defined, on a pretax basis, after-tax basis, Roth basis, or a combination subject to Internal Revenue Service limitations. Participants who are over the age of 50 can elect to make catch-up contributions, subject to Internal Revenue Code limitations. Additionally, participants may contribute amounts representing distributions from other qualified plans.

The Company matches 40% up to the first 6% of participant contributions (the “fixed” match) for those participants who are U.S. employees not covered by a collective bargaining agreement. For participants who are U.S. employees covered by a collective bargaining agreement, the Company matches 50% up to the first 6% of participant contributions (the “fixed” match). The fixed Company match is made to the participants’ pretax contributions first, then applied to the participants’ after-tax contributions, if the pretax contributions are less than 6% of pay. In addition, the Company may make discretionary contributions based on the Company’s financial performance (the “performance-based” match) to U.S. non-bargaining participants who (a) are employed on the last day of the Plan year for which the discretionary contribution is made, (b) retire during the Plan year, or (c) die or become disabled during the Plan year. Like the fixed match, the performance-based match is applied up to the first 6% of participant contributions. The

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions (continued)

Company made performance-based match contributions of approximately $621,000 and $612,000 for the years ended December 31, 2008 and 2007, respectively. U.S. employees covered by a collective bargaining agreement are not eligible for performance-based match contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching and discretionary contributions, and an allocation of Plan earnings (including unrealized appreciation or depreciation of Plan assets). Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions to the Plan. The benefit to which a participant is entitled is the vested portion of the participant’s account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contributions plus actual earnings thereon is based on years of service. Under a graded vesting schedule, a participant is 100% vested after five years of credited service.

Participant Loans

Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of their vested account balance, whichever is less. Principal and interest must be repaid over a period not to exceed four-and-a-half years, unless the loan is used for a residential purchase. Interest rates are established based on the prime rate provided by the Plan’s trustee on the last business day of the calendar quarter preceding or coinciding with the loan request, plus 2%. All loans are collateralized by the participants’ vested account balance in the Plan and are repaid through payroll deductions.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Administrative Costs

The Plan’s administrative costs, other than those related to the management of investments and transaction fees, which totaled $3,539 and $5,513 for the years ended December 31, 2008 and 2007, respectively are paid by the Company. Expenses related to the management of investments are allocated to each participant’s account. Allocations are based on participant earnings or account balances, as defined in the Plan Agreement.

Forfeited Accounts

As of December 31, 2008 and 2007 forfeited employer matching non-vested accounts amounted to $993 and $540 respectively. Forfeitures of employer matching non-vested accounts are used to reduce the employer’s matching 401(k) contribution. During the years ended December 31, 2008 and 2007, forfeitures applied against employer contributions amounted to $54,899 and $66,335 respectively.

Payment of Benefits

On termination of service, a participant will receive a lump-sum amount if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, the assets will generally continue to be held in the Plan until the participants’ normal or early retirement date. Terminated participants may elect to receive their vested account balance at any time. Upon death, permanent disability, or retirement, a participant or beneficiary may elect to receive a lump-sum payment or annual installments over a specified period that does not exceed the longest of: ten years, the participant’s life expectancy, or the beneficiary’s life expectancy.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is a relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the guaranteed investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

The Hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2008.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

Participant loans: Valued at their outstanding balances, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and are not separately identifiable as an expense.

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Adoption of New Accounting Standard

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157) which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS 157. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

Income Taxes

The plan is exempt from federal income taxes under the Internal Revenue Code.

3. Investments

During 2008 and 2007, the Plan’s investments depreciated in fair value (including gains and losses on investments purchased, sold, as well as held during the year) as follows:

	Year ended December 31,
	2008	2007
Mutual funds	$(55,716,327)	$(1,509,051)
Knoll Common Stock Fund	(1,253,845)	(916,627)

	$(56,970,172)	$(2,425,678)

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2008	2007
ABN AMRO Income Plus Fund	$78,007,563	$70,995,621
Vanguard Windsor II Fund	28,900,476	49,848,575
American Funds Growth Fund of America; R4	16,419,171	27,653,255
Vanguard Balanced Index Fund	14,678,016	19,792,169
American Funds Euro Pacific Growth Fund; R4	11,186,908	19,344,386

4. Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Common stocks	$1,611,536	$—	$—	$1,611,536

Mutual funds	103,700,211	—	—	103,700,211

Guaranteed investment contract	—	—	71,807,080	71,807,080
Participant loans	—	—	5,674,941	5,674,941

Total assets at fair value	$105,311,747	$—	$77,482,021	$182,793,768

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table sets forth a summary of the changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2008:

	Fully Benefit- Responsive Investment Contract	Participant Loans
Balance- January 1, 2008	$69,904,442	$5,860,476
Purchases, sales, issuances, and settlements, net	1,902,638	(185,535)

Balance–December 31, 2008	$71,807,080	$5,674,941

As discussed in Note 2, the Plan adopted SFAS No. 157 as of January 1, 2008. Information regarding the fair value of the Plan’s investments as of December 31, 2008 is included above. The following table presents the fair value of investments as of December 31, 2007:

Investments Whose Fair Values Have Been Determined by Quoted Prices in an Active Market:

Mutual funds	$154,129,458

Common stocks	2,722,520

Investments Whose Fair Values Have Been Otherwise Determined:

Guaranteed investment contract	69,904,442

Participant loans	5,860,476

$232,616,896

Knoll Retirement Savings Plan

Notes to Financial Statements (continued)

5. Related Party Transactions

At December 31, 2008 and 2007, the Plan held investments totaling $1,611,536 and $2,722,520 respectively, in shares of common stock of the Company.

Shares held in the Knoll Common Stock Fund may be sold at any time at participant discretion at the closing price of the Knoll, Inc. common stock on the NYSE.

Certain Plan investments are shares of registered investment companies (mutual funds) managed by Vanguard Fiduciary Trust Company, the trustee as defined by The Plan. Additionally, the Plan issues loans to participants, which are secured by the balances in participant’s accounts. These transactions qualify as party-in-interest transactions. All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 26, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplementary Schedule

Knoll Retirement Savings Plan

EIN 13-3873847, Plan 002

Schedule H, Line 4i—

Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	ABN AMRO Income Plus Fund	Guaranteed Investment Contract	**	$78,007,563	***
	American Funds Euro Pacific Growth Fund; R-4	Mutual Fund	**	11,186,908
	American Funds Growth Fund of America; R4	Mutual Fund	**	16,419,171
	PIMCO Total Return Fund	Mutual Fund	**	9,074,517
*	Vanguard 500 Index Fund	Mutual Fund	**	6,020,553
*	Vanguard Balanced Index Fund	Mutual Fund	**	14,678,016
*	Vanguard Explorer Fund	Mutual Fund	**	3,582,660
*	Vanguard Extended Market Index Investment Fund	Mutual Fund	**	4,522,863
*	Vanguard Target Retirement 2005 Fund	Mutual Fund	**	35,181

*	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	1,003,052
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	2,115,711
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	2,317,261
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	1,782,717
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	1,111,326
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	205,195
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	192,689
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	70,633
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	106,699
*	Vanguard Target Retirement Income Fund	Mutual Fund	**	374,583
*	Vanguard Windsor II Fund	Mutual Fund	**	28,900,476
*	Knoll Common Stock Fund	Company Stock Fund	**	1,611,536
*	Participant loans	Interest rates ranging from 6% to 11.5%	-0-	5,674,941

				$188,994,251

*	Party-in-interest to the Plan.
**	Cost is not required for participant-directed investments.
***	Fair Value is $71,807,080 at December 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Knoll Retirement Plans Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KNOLL RETIREMENT SAVINGS PLAN

Date: June 29, 2009	By:	/s/ Marcia A. Thompson
Marcia A. Thompson
Authorized Committee Member

Date: June 29, 2009	By:	/s/ Barry L. McCabe
Barry L. McCabe
Authorized Committee Member